Exhibit 99.1

Explanatory Note

MCE Finance Limited’s Annual Report

for the Fiscal Year Ended December 31, 2016

This annual report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2016 together with related information, pursuant to the terms of the indenture, dated February 7, 2013 (the “Indenture”), relating to the 2013 Senior Notes. MCE Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited).

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MCE Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2016

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INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include a hotel and related amenities;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited), a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Crown Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, as amended from time to time, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired, through acquisition of 60% equity interest in Studio City International Holdings Limited, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest in July 2011;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and as of December 31, 2016 and 2015.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollar, while our current expenses are denominated predominantly in Pataca and H.K. dollar and in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 30, 2016 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On April 21, 2017, the noon buying rate was HK$7.7757 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2016 and 2015, and the selected historical consolidated balance sheets data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated balance sheets data as of December 31, 2015 reflects our retrospective adoption in 2016 of the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in the annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year ended December 31,
	2016	2015
	(In thousands of US$)
Consolidated Statements of Operations Data:
Net revenues	$4,071,908	$3,769,301
Total operating costs and expenses	$(3,652,959)	$(3,316,045)
Operating income	$418,949	$453,256
Net income	$368,188	$415,392

	As of December 31,
	2016	2015
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,112,835	$1,041,645
Bank deposits with original maturities over three months	$138,539	$587,908
Restricted cash	$—	$15,121
Total assets(2)	$5,792,979	$6,115,417
Total current liabilities(2)	$1,196,634	$739,293
Total debts(1)(2)	$1,432,798	$1,470,198
Total liabilities(2)	$2,601,500	$2,202,765
Total shareholder’s equity	$3,191,479	$3,912,652

(1)	Total debts include current and non-current portion of long-term debt, net, and other long-term liabilities.
(2)	The amounts have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs, which we adopted on January 1, 2016.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year ended December 31,
	2016	2015
	(In thousands of US$)
Net cash provided by operating activities	$1,101,614	$670,645
Net cash provided by (used in) investing activities	$73,247	$(824,009)
Net cash (used in) provided by financing activities	$(1,103,671)	$8,918

Net increase (decrease) in cash and cash equivalents	$71,190	$(144,446)
Cash and cash equivalents at beginning of year	$1,041,645	$1,186,091

Cash and cash equivalents at end of year	$1,112,835	$1,041,645

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

We are developing Morpheus, the fifth hotel tower at City of Dreams in Cotai, Macau. We plan to develop Morpheus into an iconic landmark and currently target its opening in 2018. With 1.0 million square feet of hotel space and 0.5 million square feet of podium space, Morpheus is expected to house approximately 780 rooms, suites and villas.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau – Altira Macau and Crown Towers – and have nine Forbes 5-Stars and one Forbes 4-Stars across our properties. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. The operating environment has improved in 2017, with gross gaming revenues in Macau increasing approximately 13.0% on a year-on-year basis in the first three months of 2017, according to the DICJ.

City of Dreams

As of December 31, 2016, City of Dreams operated approximately 500 gaming tables and approximately 800 gaming machines and approximately 1,400 hotel rooms and suites, over 30 restaurants and bars, approximately 150 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are developing Morpheus, the fifth hotel tower at City of Dreams.

For the years ended December 31, 2016 and 2015, net revenues generated from City of Dreams amounted to US$2,619.8 million and US$2,816.6 million, representing 64.3% and 74.7% of our total net revenues, respectively.

Altira Macau

As of December 31, 2016, Altira Macau operated approximately 112 gaming tables and 56 gaming machines, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2016 and 2015, net revenues generated from Altira Macau amounted to US$439.7 million and US$575.8 million, representing 10.8% and 15.3% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2016, we operated seven Mocha Clubs with a total of 1,034 electronic gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2016 and 2015, net revenues generated from Mocha Clubs amounted to US$120.5 million and US$136.2 million, representing 3.0% and 3.6% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2016 and 2015, gaming machine revenues represented 97.4% and 98.2% of net revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2016, our total net revenues were US$4.07 billion, which represents an increase of 8.0% from US$3.77 billion of net revenues for the year ended December 31, 2015. Net income for the year ended December 31, 2016 was US$368.2 million, as compared to net income of US$415.4 million for the year ended December 31, 2015. The decline in profitability was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau and higher provision for doubtful debt, partially offset by an increase in non-casino revenues in City of Dreams mainly driven by the opening of the new retail precinct in 2016.

Net income from Studio City Casino gaming operations will be reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations.

The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations:

	Year ended December 31,
	2016	2015
	(In thousands of US$)
Net revenues	$4,071,908	$3,769,301
Total operating costs and expenses	$(3,652,959)	$(3,316,045)
Operating income	$418,949	$453,256
Net income	$368,188	$415,392

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaign, close monitoring of cross-border currency movement, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	The gaming and leisure market in Macau is developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the business that we operate;

•	The impact of new policies implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•	Gaming promoters in Macau are experiencing decreased liquidity that has resulted in the cessation of business of certain gaming promoters, a trend which may affect our operations in a number of ways:

•	as most of our gaming promoters are provided with credit as part of the ordinary course of business, difficulties experienced by our gaming promoters in their operations may expose us to higher credit risk;

•	if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us to an increased risk for litigation, regulatory enforcement actions and damage to our reputation; and

•	since we depend on gaming promoters for our VIP gaming revenue, difficulties in their operations may expose us to higher operational risk.

•	Our 2015 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”; and

•	The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, we considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and our anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings were placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of US$5.8 million and an increase in net income of US$5.8 million for the year ended December 31, 2015.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated term of the land use rights on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, we considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau and City of Dreams, in accordance with the relevant accounting standards, have been extended to April 2047 and May 2049, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years. The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of US$2.5 million and an increase in net income of US$2.4 million for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2016 and 2015 were US$381.7 million and US$415.4 million, respectively, were attributable to our development and construction projects, including Morpheus, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 19 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

During the year ended December 31, 2016, an impairment loss of US$3.2 million was recognized mainly due to reconfiguration and renovation at our operating properties. No impairment loss was recognized during the year ended December 31, 2015.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

A detailed evaluation was performed as of December 31, 2016 and 2015 and each computed fair value of our reporting unit was in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2016 and 2015.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2016 and 2015. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

Determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions, including projected future operating results of the reporting unit, discount rates, long-term growth rates and future market conditions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of one of its hotels, Taipa Square Casino and Studio City Casino. For the operations of one of its hotels, we are the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel’s business; we are the principal and the transactions are therefore recognized on a gross basis. For the operations of Taipa Square Casino and Studio City Casino, given that we operate the Taipa Square Casino and Studio City Casino under a right to use agreement and the Services and Right to Use Arrangements, respectively, with the owners of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenues are therefore recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions (including commission rebated indirectly to rolling chip players) and points earned in customer loyalty programs, such as the player’s club loyalty program. We estimate commission rebated indirectly to rolling chip players based on our assessment of gaming promoters’ practice and current market conditions.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including to our gaming promoters in Macau. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2016 and 2015, approximately 22.8% and 30.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2016 and 2015, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2016, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.5 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2016 and 2015, we recorded valuation allowances of US$55.5 million and US$60.6 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this report for discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our total net revenues for the year ended December 31, 2016 were US$4.07 billion, an increase of US$302.6 million, or 8.0%, from US$3.77 billion for the year ended December 31, 2015. The increase in total net revenues was primarily attributable to the casino revenues generated from operating a fully-operating Studio City Casino, which commenced operations in October 2015, increase in management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expenses and the increase in non-casino revenues in City of Dreams mainly driven by the opening of the new retail precinct in 2016, partially offset by lower casino revenues at City of Dreams and Altira Macau primarily driven by deteriorating demand from Chinese players as well as restrictive policies. Net income from Studio City Casino gaming operations will be reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Our total net revenues for the year ended December 31, 2016 consisted of US$3.73 billion of casino revenues, representing 91.6% of our total net revenues, and US$342.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2015 comprised US$3.51 billion of casino revenues, representing 93.0% of our total net revenues, and US$262.9 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2016 were US$3.73 billion, representing a US$223.3 million, or 6.4%, increase from casino revenues of US$3.51 billion for the year ended December 31, 2015, primarily due to an increase in casino revenues at a fully-operating Studio City Casino of US$599.8 million, which we commenced operations on October 27, 2015, partially offset by a decrease in casino revenues at City of Dreams and Altira Macau of US$223.1 million, or 8.3%, and US$133.9 million, or 23.8%, respectively. Pursuant to the Services and Right to Use Arrangements, net income arisen from operating the Studio City Casino will be reimbursed to Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2016 was US$17.7 billion, representing a decrease of US$6.1 billion, or 25.8%, from US$23.8 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.85% for the year ended December 31, 2016 and was within our expected level of 2.7% to 3.0%, and increased slightly from 2.83% for the year ended December 31, 2015. In the mass market table games segment, mass market table games drop was US$494.7 million for the year ended December 31, 2016, representing a decrease of 19.7% from US$616.1 million for the year ended December 31, 2015. The mass market table games hold percentage was 18.6% for the year ended December 31, 2016, demonstrating an increase from 17.9% for the year ended December 31, 2015. Average net win per gaming machine per day was US$93 and US$98 for the years ended December 31, 2016 and 2015, respectively.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2016 of US$41.5 billion represented a decrease of US$2.6 billion, or 5.8%, from US$44.0 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2016 and was in line with our expected range of 2.7% to 3.0%, but decreased from 2.91% for the year ended December 31, 2015. In the mass market table games segment, mass market table games drop was US$4.31 billion for the year ended December 31, 2016 which represented a decrease of US$0.41 billion, or 8.6%, from US$4.71 billion for the year ended December 31, 2015. The mass market table games hold percentage was 35.8% for the year ended December 31, 2016, demonstrating an increase from 35.1% for the year ended December 31, 2015. Average net win per gaming machine per day was US$381 and US$404 for the years ended December 31, 2016 and 2015, respectively.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2016 was US$257, a decrease of US$46, or 15.2%, from US$303 for the year ended December 31, 2015.

Rooms. Room revenues (including the retail value of promotional allowances) were US$129.7 million and US$136.7 million for the years ended December 31, 2016 and 2015, respectively. The decrease of US$7.0 million was primarily due to the declined occupancy rate and decrease in average daily rate at City of Dreams and Altira Macau. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$205, 94% and US$193, respectively, for the year ended December 31, 2016, as compared to US$212, 98% and US$209, respectively, for the year ended December 31, 2015. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$200, 96% and US$192, respectively, for the year ended December 31, 2016, as compared to US$201, 99% and US$198, respectively, for the year ended December 31, 2015.

Food and beverage. Food and beverage revenues (including the retail value of promotional allowances) were US$75.9 million and US$80.1 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to lower business volumes in City of Dreams and Altira Macau.

Entertainment, retail and others. Entertainment, retail and other revenues (including the retail value of promotional allowances) were US$296.1 million and US$212.9 million for the years ended December 31, 2016 and 2015, respectively. The increase of US$83.2 million in entertainment, retail and other revenues from the year ended December 31, 2015 to the year ended December 31, 2016 was primarily due to the increase in management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expenses and increase in rental income in City of Dreams mainly driven by the opening of the new retail precinct in 2016.

Operating costs and expenses

Total operating costs and expenses were US$3.65 billion for the year ended December 31, 2016, representing an increase of US$336.9 million, or 10.2%, from US$3.32 billion for the year ended December 31, 2015. The increase in operating costs was primarily due to the operating costs from operating a fully-operating Studio City Casino, partially offset by the decrease in operating costs at City of Dreams and Altira Macau, which was in-line with the decline in gaming volumes and associated lower revenues.

Casino. Casino expenses increased by US$192.0 million, or 7.7%, to US$2.69 billion for the year ended December 31, 2016 from US$2.50 billion for the year ended December 31, 2015 primarily due to the increase in casino expenses at a fully-operating Studio City Casino, which Melco Crown Macau will be reimbursed for pursuant to the Services and Right to Use Arrangements, and higher provision for doubtful debt in City of Dreams and Altira Macau. The increase was offset in part by the decrease in gaming tax, payroll and other levies and commission expenses at City of Dreams and Altira Macau, which decreased as a result of decreased gaming volumes and associated lower revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, remained stable at US$15.1 million and US$15.2 million for the years ended December 31, 2016 and 2015, respectively.

Food and beverage. Food and beverage expenses were US$20.6 million and US$22.1 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to the decrease in payroll and other operating costs associated with the decrease in revenues, partially offset by lower level of complimentary food and beverage offered to gaming customers for which the associated costs were included in casino expenses.

Entertainment, retail and others. Entertainment, retail and other expenses were US$60.3 million and US$57.8 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to lower level of complimentary entertainment and others offered to gaming customers for which the associated costs were included in casino expenses.

General and administrative. General and administrative expenses increased by US$188.9 million, or 47.4%, to US$587.6 million for the year ended December 31, 2016 from US$398.7 million for the year ended December 31, 2015, primarily due to an increase in reimbursement of the net income from Studio City Casino gaming operations to Studio City Entertainment pursuant to the Services and Right to Use Arrangements and increase in payroll incurred for providing management services to affiliated companies for which the associated income was included in entertainment, retail and other revenues for the year ended December 31, 2016.

Pre-opening costs. Pre-opening costs were US$3.3 million for the year ended December 31, 2016 as compared to US$21.1 million for the year ended December 31, 2015. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2016 primarily related to the new retail precinct at City of Dreams and the payroll expenses in connection with the rolling chip operations of Studio City Casino, which began in November 2016, for which the associated management fee income was included in other income, net. Pre-opening costs for the year ended December 31, 2015 primarily related to payroll expenses in connection with Studio City for which the associated management fee income was included in other income, net.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2016 and 2015.

Amortization of land use rights. Amortization of land use rights expenses were US$10.9 million and US$18.4 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to the extension of the estimated terms of the land use rights in Macau which went into effect in October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$201.2 million and US$223.7 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to certain assets becoming fully depreciated at City of Dreams during the year ended December 31, 2016 and the extension of the estimated useful lives of building structures of Altira Macau and City of Dreams which went into effect in October 2015.

Property charges and others. Property charges and others for the year ended December 31, 2016 were US$4.1 million, which primarily included the asset write-offs and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2015 were US$1.2 million, which primarily included US$0.9 million termination costs as a result of departmental restructuring.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gains (losses), net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$3.4 million for the year ended December 31, 2016, as compared to US$6.7 million for the year ended December 31, 2015. The decrease was primarily due to lower level of deposits placed at banks during the year ended December 31, 2016.

Interest expenses were US$29.5 million (net of capitalized interest of US$28.3 million) for the year ended December 31, 2016, compared to US$39.7 million (net of capitalized interest of US$19.5 million) for the year ended December 31, 2015. The decrease in net interest expenses (net of interest capitalization) of US$10.2 million was primarily due to higher interest capitalization of US$8.8 million mainly associated with the development and construction of Morpheus, which is the fifth hotel tower at City of Dreams.

Other finance costs for the year ended December 31, 2016 of US$25.5 million included US$20.7 million of amortization of deferred financing costs and US$4.8 million of loan commitment fees. Other finance costs for the year ended December 31, 2015 of US$21.7 million, included US$17.2 million of amortization of deferred financing costs and US$4.5 million of loan commitment fees. The increase in amortization of deferred financing costs and loan commitment fees was primarily due to the refinancing of the 2011 Credit Facilities with the 2015 Credit Facilities in late June 2015.

Loss on extinguishment of debt for the year ended December 31, 2015 was US$0.5 million, which mainly represented the unamortized deferred financing costs of the 2011 Credit Facilities that were not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2016.

Costs associated with debt modification for the year ended December 31, 2015 were US$0.6 million, which mainly represented legal and professional fees incurred for refinancing the 2011 Credit Facilities with the 2015 Credit Facilities that are not eligible for capitalization. There were no costs associated with debt modification for the year ended December 31, 2016.

Other income, net, for the year ended December 31, 2016 was US$2.0 million, which mainly represented the management fee income for the provision of management services to the rolling chip operations of Studio City Casino before its commencement in November 2016, for which the associated costs were included in pre-opening costs. Other income, net, for the year ended December 31, 2015 was US$22.0 million, which mainly represented the management fee income for the provision of management services to Studio City before its commencement of operations, for which the associated costs were included in pre-opening costs.

Income tax expense

Income tax expense for the year ended December 31, 2016 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau and Macau Complementary Tax of US$2.5 million, partially offset by a deferred tax credit of US$0.8 million. The effective tax rate for the year ended December 31, 2016 was 1.2%, as compared to 0.4% for the year ended December 31, 2015. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of income for which no income tax expense is payable and the effect of lump sum in lieu of Macau Complementary Tax on dividend for the years ended December 31, 2016 and 2015. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating loss and other deferred tax assets.

Net income

As a result of the foregoing, we had net income of US$368.2 million for the year ended December 31, 2016, compared to US$415.4 million for the year ended December 31, 2015.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2016, we held cash and cash equivalents and bank deposits with original maturities over three months of approximately US$1,112.8 million and US$138.5 million, respectively, and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2016	2015
	(In thousands of US$)
Net cash provided by operating activities	$1,101,614	$670,645
Net cash provided by (used in) investing activities	$73,247	$(824,009)
Net cash (used in) provided by financing activities	$(1,103,671)	$8,918

Net increase (decrease) in cash and cash equivalents	$71,190	$(144,446)
Cash and cash equivalents at beginning of year	$1,041,645	$1,186,091

Cash and cash equivalents at end of year	$1,112,835	$1,041,645

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,101.6 million for the year ended December 31, 2016, compared to US$670.6 million for the year ended December 31, 2015. The increase in net cash provided by operating activities was mainly due to decreased working capital for the operations net with the impact of decline in underlying operating performance of City of Dreams and Altira Macau, as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$73.2 million for the year ended December 31, 2016, compared to net cash used in investing activities of US$824.0 million for the year ended December 31, 2015. The change was primarily due to the net withdrawals of bank deposits with original maturities over three months for the year ended December 31, 2016.

Net cash provided by investing activities for the year ended December 31, 2016 mainly included the net withdrawal of bank deposits with original maturities over three months of US$449.4 million and a decrease in restricted cash of US$15.1 million related to the Studio City Casino gaming operations, partially offset by capital expenditure payments of US$354.7 million, advance payments and deposits for acquisition of property and equipment of US$33.9 million and land use rights payment of US$3.8 million.

Our total capital expenditure payments for the year ended December 31, 2016 were US$354.7 million, as compared to US$358.2 million for the year ended December 31, 2015. Such capital expenditures for both years were mainly associated with our development projects, including Morpheus, which is the fifth hotel tower at City of Dreams, as well as enhancement to our integrated resort offerings. We also paid US$3.8 million for the scheduled installment of City of Dreams’ land premium payment for the year ended December 31, 2016.

Financing Activities

Net cash used in financing activities amounted to US$1,103.7 million for the year ended December 31, 2016, which primarily represented dividend payments of US$1,089.5 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$22.6 million.

Net cash used provided by financing activities amounted to US$8.9 million for the year ended December 31, 2015, which primarily represented the net proceeds from the refinancing of 2011 Credit Facilities by 2015 Credit Facilities of US$148.3 million and the fund from an affiliated company of US$121.9 million, offset in part by the dividends payment of US$150.0 million, the scheduled repayments of the term loan under the 2011 Credit Facilities of US$64.2 million and the payment of debt issuance cost of US$47.0 million associated with the 2015 Credit Facilities.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2016:

As of December 31, 2016
(in thousands of US$)
2013 Senior Notes	$1,000,000
2015 Credit Facilities	$478,727

$1,478,727

Except for the scheduled repayments of the term loan under the 2015 Credit Facilities of US$22.6 million during the year ended December 31, 2016, there was no other change in our indebtedness during the year ended December 31, 2016.

The 2015 Credit Facilities contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreement, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau by us, our company or certain of its subsidiaries held by us and/or Melco International and Crown or certain of our subsidiaries may result in an event of default and/or a requirement to prepay the 2015 Credit Facilities in full. Other applicable change of control events under the 2015 Credit Facilities include the Parent ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of our company.

The terms of the 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event, and in the case of a decline of the shareholding of Melco Crown Macau by us, which is accompanied by a ratings decline, will require us to offer to repurchase the 2013 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under the 2013 Senior Notes to the date of repurchase.

In July 2016, we entered into a supplemental indenture relating to the 2013 Senior Notes which, among other things, amended the definition of “Change of Control” and certain related provisions to provide that (1) a “Change of Control” under the Indenture occurs if (a) the “Sponsors” (as defined in the Indenture) cease collectively to beneficially own at least 30% of the outstanding capital stock of Melco, our parent company, or Melco ceases to beneficially own at least 51% of the outstanding capital stock of Melco Crown Macau, a subsidiary guarantor under the 2013 Senior Notes, and (b) a “Ratings Decline” (as defined in the Indenture) occurs; and (2) the definition of “Sponsors” includes the entity formed as a result of certain spin-off or demerger transaction of certain non-Australian assets (including but not limited to the capital stock of Melco) held by Crown.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Morpheus at City of Dreams in Cotai, Macau.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2016, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$310.8 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 17 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2016 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2015 Credit Facilities	$45.1	$90.2	$343.4	$—	$478.7
2013 Senior Notes	—	—	1,000.0	—	1,000.0
Fixed interest payments	50.0	100.0	56.3	—	206.3
Variable interest payments(2)	9.2	15.6	9.3	—	34.1
Capital lease obligations	0.1	0.1	0.1	—	0.3
Operating lease obligations:
Operating leases, including Mocha Clubs locations	8.3	16.2	16.2	3.7	44.4
Construction costs and property and equipment retention payables	5.1	1.9	—	—	7.0
Other contractual commitments:
Government annual land use fees(3)	1.4	2.8	2.9	16.0	23.1
Construction and property and equipment acquisition commitments(4)	310.6	0.2	—	—	310.8
Gaming subconcession premium(5)	28.1	56.3	56.3	13.7	154.4

Total contractual obligations	$457.9	$283.3	$1,484.5	$33.4	$2,259.1

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2016 plus the applicable interest rate spread in accordance with the debt agreement. Actual rates will vary.
(3)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. See “Business” for further details of the land concession obligations.
(4)	See note 17(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.
(5)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2016 through to the termination of the gaming subconcession in June 2022.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2016, the balance of the reserve of all our Macau subsidiaries amounted to US$31.2 million.

During the year ended December 31, 2016, the Sole Director of our company declared dividends of US$906,405.99 per share to the Parent. In January 2017, the Sole Director of our company declared dividends of US$470,715.81 per share to the Parent.

Restrictions on Distributions

The 2015 Credit Facilities removed certain restrictions on paying dividends that applied under the 2011 Credit Facilities. Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the relevant borrowing group, comprising Melco Crown Macau and certain of our subsidiaries specified as guarantors (the “2015 Borrowing Group”) remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities. See “Description of Other Material Indebtedness” for more details.

The indenture governing the 2013 Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by our company and its respective restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations. As of December 31, 2016, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities.

As of December 31, 2016, approximately 68% of our total gross indebtedness was based on fixed rates. Based on December 31, 2016 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$4.8 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuations. Any significant fluctuations in exchange rates between H.K. dollar or Pataca to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2016, in addition to H.K. dollar and Pataca, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2016. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2016.

Major currencies in which our cash and bank balances (including bank deposits with original maturities over three months) held as of December 31, 2016 were U.S. dollar, H.K. dollar, Pataca and New Taiwan dollar. Based on the cash and bank balances as of December 31, 2016, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$12.3 million for the year ended December 31, 2016.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2016, an assumed 1% change in the exchange rate between the H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$4.8 million.

BUSINESS

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

We are developing Morpheus, the fifth hotel tower at City of Dreams in Cotai, Macau. We plan to develop Morpheus into an iconic landmark and currently target its opening in 2018. With 1.0 million square feet of hotel space and 0.5 million square feet of podium space, Morpheus is expected to house approximately 780 rooms, suites and villas. For prevailing Macau market condition, see “Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau – Altira Macau and Crown Towers – and have nine Forbes 5-Stars and one Forbes 4-Stars across our properties. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. The operating environment has improved in 2017, with gross gaming revenues in Macau increasing approximately 13.0% on a year-on-year basis in the first three months of 2017, according to the DICJ.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. As of December 31, 2016, City of Dreams operated approximately 500 gaming tables and approximately 800 gaming machines.

The integrated resort at City of Dreams brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and receives management fees. We had also previously entered into license agreements with respect to Crown Towers and Hard Rock Hotel, pursuant to which we had been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our current use of the Crown marks while certain fees are payable for our use of the Hard Rock marks. We currently expect to rebrand the Crown Towers in the near future. In addition, we provided notice to terminate the license agreement with respect to the hotel under the Hard Rock brand and we intend to operate the hotel as “The Countdown Hotel” from July 2017 to March 31, 2018. See “— Intellectual Property.” Crown Towers and the hotel to be named The Countdown Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes approximately 30 restaurants and bars, approximately 150 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams and which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the International Gaming Awards over the years. City of Dreams was honored “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and “Casino VIP Room” and “Casino Interior Design” awards in 2011. It has also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Crown Towers was the first hotel brand in Macau to receive the Forbes Travel Guide 5-Star distinction for its hotel, spa and every restaurant in January 2014. In 2017, it was recognized as a Forbes 5-Star hotel for the fifth consecutive year, and Crown Spa, the contemporary French restaurant The Tasting Room, the Cantonese culinary masterpiece Jade Dragon and the premium Japanese fine-dining establishment Shinji by Kanesaka were all awarded Forbes 5-Star ratings. In addition, Jade Dragon and The Tasting Room once again garnered Michelin two-star ratings in the Michelin Guide Hong Kong Macau 2017 while Shinji by Kanesaka maintained the one-star Michelin rating it was awarded in 2016. Jade Dragon and The Tasting Room were also the only two restaurants in Macau on the 2017 list of Asia’s 50 Best Restaurants, an acclaimed gastronomic guide judged by Asia’s 50 Best Restaurants Academy. Moreover, Jade Dragon and The Tasting Room were included in the list of Hong Kong Tatler’s Best Restaurants Guide in 2015, and together with Shinji by Kanesaka, all three restaurants were included in the list in 2016 and 2017.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was awarded the Excellence Award of the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

We are developing Morpheus, the fifth hotel tower at City of Dreams.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2016, Altira Macau operated approximately 112 gaming tables and 56 gaming machines. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes 5-Star ratings in lodging and spa categories by Forbes Travel Guide for eight consecutive years. Altira Macau also received the “Most Favorite Travel Resort & Hotel” of U Magazine in 2015 and was honored the “Best Luxury Fitness Spa Award” in the World Luxury Spa Awards in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant Aurora and its Japanese restaurant Tenmasa have both earned Forbes 5-Star recognition in the Forbes Travel Guide for the fourth and third consecutive year, respectively, in 2017. Its Chinese restaurant, Ying, garnered a Michelin star in the Michelin Guide Hong Kong Macau 2017 and, along with Aurora and Tenmasa, were winners of the “Best of Award Excellence of Wine Spectator” in 2015. All three restaurants together with Kira and 38 Lounge at Altira Macau were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2015 and 2016 and Aurora, Tenmasa, Ying and Kira were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. As of December 31, 2016, Mocha Clubs had seven clubs with a total of 1,034 electronic gaming machines in operation, which represented 7.5% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic gaming tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Our Development Projects

We are developing Morpheus, the fifth hotel tower at City of Dreams in Cotai. Morpheus is expected to commence operations in 2018 with approximately 780 guest rooms. Further, we continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments Limited (now known as COD Resorts Limited) and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in September 2010 and January 2014, respectively. Under the terms of the revised land concession, the development period was extended to January 28, 2018, the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which was paid in full in January 2016.

Under the terms of the revised land concession, the annual government land use fees payable during the development are approximately MOP9.5 million (equivalent to approximately US$1.2 million) and the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed.

See note 17 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for City of Dreams.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use for City of Dreams including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21.1 million) which was paid in full in 2013. According to the terms of the revised land concession, the revised annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$186,000). This amount may be adjusted every five years as agreed.

See note 17 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use for Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 123,200 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800

Total			123,200

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machine operations.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and occupying a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yield and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are further classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming-related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2016 and 2015, we had agreements in place with 61 and 80 gaming promoters in Macau, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 27/2009 governing gaming promotion activity as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in Macau gaming market, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department, to evaluate the liquidity and financial health of gaming promoters to whom we grant such credit. These procedures allow us to calculate the commissions payable to a gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by a gaming promoter. Credit is granted to a gaming promoter based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and/or promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, notices of delinquency and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters.

Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance. For information regarding allowances for doubtful accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2016 and 2015, Macau generated approximately US$27.9 billion and US$28.8 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 9.4% in 2016.

The mass market table games segment accounted for 44.8% of market-wide gross gaming revenues in 2016, compared to 39.5% in 2015 and 35.4% for 2014, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.

Macau has recently demonstrated improving industry trends, with gross gaming revenue in Macau increasing 13.0% in the first three months of 2017, compared to the same period in 2016. However, Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal. The detention of employees of Crown in China in relation to gaming-related activities in China has created further regulatory uncertainty.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 30.9 million in 2016, increasing slightly by 0.8% compared to 2015. While visitors from China represented 66.1%, increasing slightly by 0.2% compared to 2015, visitors from Hong Kong and Taiwan represented 20.7% and 3.5%, of all visitors to Macau in 2016, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, the holding company of which is listed on The Stock Exchange of Hong Kong Limited and in which Mr. Lawrence Ho, our chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao, Sands Cotai Central and the recently opened Parisian Macao. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor) started its gaming operations in Macau in 1962 and has begun construction of its new resort in Cotai which has been announced to open in 2018.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened a new resort, Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016 and has announced proposals for the development of an additional hotel tower at Sands Cotai Central in Cotai.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise announced the opening of the new resort in Cotai scheduled for the second half of 2017.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2016 was 6,287. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with MCE Leisure (Philippines) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of the Parent, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In December 2016, a law permitting casinos in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation fluctuate considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 15,712 and 15,530 employees as of December 31, 2016 and 2015, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2016 and 2015.

	As of December 31,
	2016		2015
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	704	4.5%	661	4.3%
Altira Macau	1,722	11.0%	1,712	11.0%
City of Dreams	7,925	50.4%	7,754	49.9%
Corporate and centralized services	554	3.5%	594	3.8%
Studio City	4,807	30.6%	4,809	31.0%

Total	15,712	100.0%	15,530	100.0%

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards, as well as fast track promotion training initiatives. In September 2015, we launched the MCE You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

Intellectual Property

We have applied, or intend to apply, for or registered numerous trademarks, including “Altira”, “Mocha Club”, “City of Dreams” and “Melco Resorts & Entertainment” in, as the case may be, Macau and other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	54	Director
Lawrence Yau Lung Ho	40	Chief Executive Officer
Geoffrey Stuart Davis	48	Chief Financial Officer

Mr. Clarence Yuk Man Chung is our director. Mr. Chung is a director of the Parent and he was appointed to his current role in November 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. Mr. Chung has served as a director of Melco Leisure and Entertainment Group Limited (“Melco Leisure”) since 2008. Before joining Melco International, Mr. Chung had more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2016) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of Melco Crown (Philippines) Resorts Corporation, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as an executive director of the Parent on December 20, 2004, served as co-chairman and chief executive officer of the Parent since December 2004 and re-designated as chairman and chief executive officer since May 2016. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco International. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, since July 10, 2013.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a member of the Board of Directors and a vice patron of The Community Chest of Hong Kong; a member of the All China Youth Federation; a member of the Macau Basic Law Promotional Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary Patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau and director executive of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

In 2014, Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time, and was one of the recipients of the Asian Corporate Director Recognition Awards for three consecutive years. He was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the fifth time in 2016.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as deputy chief financial officer from August 2010 to March 2011 and senior vice president, corporate finance from 2007, when he joined the Parent. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2016 and 2015, see note 18 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On September 5, 2007, Melco Crown Macau (the “Borrower”) entered into a project facility with certain lenders in the aggregate amount of US$1.75 billion to fund the City of Dreams project (the “City of Dreams Project Facility”), which has been amended from time to time. On June 30, 2011, the City of Dreams Project Facility was amended as the 2011 Credit Facilities pursuant to an amendment agreement dated June 22, 2011 between the facility agent, the security agent, Melco Crown Macau and certain of its subsidiaries specified as guarantors under the City of Dreams Project Facility.

On June 29, 2015, the 2011 Credit Facilities were further amended pursuant to a second amendment and restatement agreement (the “2015 Credit Facilities”) entered into by, among others, the Borrower and certain lenders in respect of the 2011 Credit Facilities, on June 19, 2015. The 2015 Credit Facilities reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years (the “2015 Revolving Credit Facility”). Under the 2015 Credit Facilities, we drew down the entire 2015 Term Loan Facility and repaid the entire outstanding balance of the 2011 Credit Facilities, while the 2015 Revolving Credit Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. In addition, the 2015 Credit Facilities introduced an incremental facility of up to US$1.3 billion (the “2015 Incremental Facility”), to be made available upon further agreement with either any of the existing lenders under the 2015 Credit Facilities or other entities.

Maturity Date

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility.

Drawdowns/Repayment

On June 29, 2015, the 2015 Term Loan Facility of HK$3.90 billion (equivalent to approximately US$501.3 million) was fully drawn down to repay the entire outstanding balance of the 2011 Credit Facilities, and the availability period for this facility has expired. The Borrower has made no drawdown on the 2015 Revolving Credit Facility and 2015 Incremental Facility during the years ended December 31, 2016 and 2015.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date.

The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160.0 million (equivalent to US$20.6 million), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2015 Borrowing Group, including but not limited to: (i) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2015 Borrowing Group’s land concessions, subject to certain exceptions; (ii) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (iii) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $50.0 million. In addition, upon the occurrence of a “Change of Control” as defined under the 2015 Credit Facilities, any lender under the 2015 Credit Facilities may, with 20 business days’ notice, cancel their commitment and request repayment in full of the 2015 Credit Facilities; and upon the occurrence of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, comprised in any of the Altira Macau or the City of Dreams gaming business, the whole of the 2015 Credit Facilities will be canceled and all amounts outstanding thereunder will become immediately due and payable.

Accounts

The terms of the 2011 Credit Facilities require that, subject to certain exceptions, all of the bank accounts of members of the Borrowing Group are secured in favor of the security agent for the benefit of the lenders and that certain receipts in respect of mandatory prepayments and amounts for reinvestment or excluded from mandatory prepayments are required to be deposited thereto. This regime remains in place in the 2015 Credit Facilities (except that minor conforming changes have been made for consistency with the other terms of the 2015 Credit Facilities).

Interest and Fees

The HK dollar denominated drawdowns under the 2011 Credit Facilities bore an initial interest rate from June 30, 2011 of HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio, in respect of the Borrowing Group. In addition a commitment fee was payable quarterly in arrears from June 30, 2011 throughout the availability period, payable on the daily undrawn amount under the available portion of the 2011 Revolving Credit Facility.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2015 Credit Facilities amounting to US$4.8 million and US$3.1 million were recognized during the years ended December 31, 2016 and 2015, respectively.

Security

Security for the 2015 Credit Facilities remains the same as for the 2011 Credit Facilities, and includes a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2015 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2015 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2015 Borrowing Group and equipment and tools used in the gaming business by the 2015 Borrowing Group; subordination and assignment of shareholder and other intra-group loans; as well as other customary security.

Covenants

The 2015 Credit Facilities contains covenants (equivalent to those in the 2011 Credit Facilities but relaxed in many instances) customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets.

The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio, but with lower covenant compliance levels than previously:

a.	Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 3.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards;

b.	Total Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 4.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards; and

c.	Interest Cover, as defined in the 2015 Credit Facilities, which must be greater than or equal to 2.50 to 1.00 for the quarterly reporting periods ending September 30, 2015 onwards.

The first test date of the financial covenants was September 30, 2015.

There remain provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group, although the restrictions have been amended, and the payment of dividends is now permitted either:

a.	among the 2015 Borrowing Group;

b.	where arising from revenues derived from certain specified operations outside the 2015 Borrowing Group; or

c.	(on the basis that no event of default is continuing or likely to occur as a result of such distribution) subject to compliance with the relevant financial covenants on a pro forma basis.

As of December 31, 2016, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions were satisfied.

Events of Default

The event of default regime under the 2015 Credit Facilities is similar in scope to that of 2011 Credit Facilities (although certain events of default under the 2011 Credit Facilities have been removed or relaxed), and comprises events of default that are customary for a facility of this nature including, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors; (iv) the breach of the credit facility documents, Melco Crown Macau’s subconcession contract and land concessions; (v) insolvency or bankruptcy events; and (vi) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness” for a discussion of the change of control provisions contained in the 2015 Credit Facilities.

Other Financing

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

MCE FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Page(s)

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2016 and 2015	F-3 – F-4

Consolidated Statements of Operations for the years ended December 31, 2016 and 2015	F-5

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2016 and 2015	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015	F-7

Notes to Consolidated Financial Statements for the years ended December 31, 2016 and 2015	F-8 – F-35

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Sole Director of MCE Finance Limited:

We have audited the accompanying consolidated financial statements of MCE Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCE Finance Limited and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2(w)(i) to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2015 has been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company on January 1, 2016.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 28, 2017

MCE FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,112,835	$1,041,645
Bank deposits with original maturities over three months	138,539	587,908
Restricted cash	—	15,121
Accounts receivable, net	194,876	238,168
Amounts due from affiliated companies	240,097	245,049
Inventories	18,490	19,280
Prepaid expenses and other current assets	55,962	44,395

Total current assets	1,760,799	2,191,566

PROPERTY AND EQUIPMENT, NET	2,576,177	2,403,759
GAMING SUBCONCESSION, NET	313,320	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	112,172	106,036
ADVANCE TO AN AFFILIATAED COMPANY	597,974	600,096
LAND USE RIGHTS, NET	346,402	357,268

TOTAL ASSETS	$5,792,979	$6,115,417

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,156	$8,575
Accrued expenses and other current liabilities	1,080,190	628,308
Income tax payable	5,251	2,817
Capital lease obligations, due within one year	118	73
Current portion of long-term debt, net	44,210	22,000
Amounts due to affiliated companies	55,709	77,520

Total current liabilities	1,196,634	739,293

LONG-TERM DEBT, NET	1,372,219	1,403,400
OTHER LONG-TERM LIABILITIES	16,369	44,798
DEFERRED TAX LIABILITIES	14,185	15,009
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	147	265
ADVANCE FROM AN AFFILIATED COMPANY	1,946	—
COMMITMENTS AND CONTINGENCIES (Note 17)

MCE FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2015
SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	$—	$—
Additional paid-in capital	1,849,785	1,849,646
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,339,059	2,060,371

Total shareholder’s equity	3,191,479	3,912,652

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,792,979	$6,115,417

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015
OPERATING REVENUES
Casino	$3,729,689	$3,506,397
Rooms	129,706	136,703
Food and beverage	75,850	80,133
Entertainment, retail and others	296,057	212,901

Gross revenues	4,231,302	3,936,134
Less: promotional allowances	(159,394)	(166,833)

Net revenues	4,071,908	3,769,301

OPERATING COSTS AND EXPENSES
Casino	(2,692,705)	(2,500,680)
Rooms	(15,107)	(15,198)
Food and beverage	(20,572)	(22,072)
Entertainment, retail and others	(60,310)	(57,815)
General and administrative	(587,586)	(398,691)
Pre-opening costs	(3,260)	(21,079)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(10,866)	(18,419)
Depreciation and amortization	(201,242)	(223,680)
Property charges and others	(4,074)	(1,174)

Total operating costs and expenses	(3,652,959)	(3,316,045)

OPERATING INCOME	418,949	453,256

NON-OPERATING INCOME (EXPENSES)
Interest income	3,393	6,658
Interest expenses, net of capitalized interest	(29,468)	(39,658)
Amortization of deferred financing costs	(20,742)	(17,193)
Loan commitment fees	(4,800)	(4,485)
Foreign exchange gains (losses), net	3,273	(2,346)
Other income, net	2,005	22,034
Loss on extinguishment of debt	—	(481)
Costs associated with debt modification	—	(592)

Total non-operating expenses, net	(46,339)	(36,063)

INCOME BEFORE INCOME TAX	372,610	417,193
INCOME TAX EXPENSE	(4,422)	(1,801)

NET INCOME	$368,188	$415,392

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholder’s Equity
	Shares	Amount
BALANCE AT JANUARY 1, 2015	1,202	$—	$1,841,725	$2,635	$1,794,979	$3,639,339
Net income for the year	—	—	—	—	415,392	415,392
Gain on transfer of economic benefits of property and equipment to an affiliated company	—	—	7,740	—	—	7,740
Gain on disposal of property and equipment to an affiliated company	—	—	181	—	—	181
Dividends declared	—	—	—	—	(150,000)	(150,000)

BALANCE AT DECEMBER 31, 2015	1,202	—	1,849,646	2,635	2,060,371	3,912,652
Net income for the year	—	—	—	—	368,188	368,188
Gain on disposal of property and equipment to an affiliated company	—	—	139	—	—	139
Dividends declared	—	—	—	—	(1,089,500)	(1,089,500)

BALANCE AT DECEMBER 31, 2016	1,202	$—	$1,849,785	$2,635	$1,339,059	$3,191,479

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$368,188	$415,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	269,345	299,336
Amortization of deferred financing costs	20,742	17,193
Loss on disposal of property and equipment	16	278
Impairment loss recognized on property and equipment	3,245	—
Allowance for doubtful debts and direct write-off, net of recoveries	65,171	39,292
Loss on extinguishment of debt	—	481
Write-off of deferred financing costs on modification of debt	—	592
Changes in operating assets and liabilities:
Accounts receivable	(18,434)	(23,231)
Amounts due from affiliated companies	7,232	18,398
Inventories and prepaid expenses and other	(10,777)	(1,819)
Long-term prepayments, deposits and other assets	(16,219)	988
Advance to an affiliated company	2,119	1,661
Accounts payable and accrued expenses and other	457,576	(107,660)
Amounts due to affiliated companies	(16,486)	(12,069)
Other long-term liabilities	(30,104)	21,813

Net cash provided by operating activities	1,101,614	670,645

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(354,691)	(358,158)
Placement of bank deposits with original maturities over three months	(187,896)	(727,898)
Advance payments and deposits for acquisition of property and equipment	(33,885)	(29,517)
Payment for land use rights	(3,788)	(7,302)
Payment for entertainment production costs	(33)	(3,100)
Proceeds from sale of property and equipment	1,154	3,767
Changes in restricted cash	15,121	(14,492)
Withdrawals of bank deposits with original maturities over three months	637,265	250,606
Advance to an affiliated company	—	(43,313)
Repayment of advance to an affiliated company	—	105,398

Net cash provided by (used in) investing activities	73,247	(824,009)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(1,089,500)	(150,000)
Principal payments on long-term debt	(22,558)	(64,179)
Payment of deferred financing costs	(58)	(46,990)
Principal payments on capital lease obligations	(47)	(146)
Fund from an affiliated company	8,492	121,935
Proceeds from long-term debt	—	148,298

Net cash (used in) provided by financing activities	(1,103,671)	8,918

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	71,190	(144,446)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,041,645	1,186,091

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,112,835	$1,041,645

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(31,399)	$(42,811)
Cash paid for income taxes	(2,812)	(2,803)

NON-CASH INVESTING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	57,824	54,070
Change in advance to and amounts due from/to affiliated companies related to property and equipment	201	3,667

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

MCE Finance Limited (the “Company”) was incorporated in the Cayman Islands. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its subsidiary, Melco Crown (Macau) Limited (“Melco Crown Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), operator of casino gaming and entertainment casino resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market.

The Group currently operates Altira Macau, a casino hotel located at Taipa, Macau, City of Dreams, an integrated urban casino resort located at Cotai, Macau, Studio City Casino, a casino located at Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau developed by affiliated companies of the Group and commenced operations on October 27, 2015, Taipa Square Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

As of December 31, 2016 and 2015, the Company’s sole shareholder is Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited) (“Melco”), a company incorporated in the Cayman Islands. Melco’s American depositary shares are listed on the NASDAQ Global Select Market in the United States of America. As of December 31, 2015, the major shareholders of Melco were Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Resorts Limited (“Crown”), an Australian-listed corporation. As of December 31, 2016, Melco International is the single largest shareholder of Melco due to the completion of the shares repurchase by Melco from a subsidiary of Crown followed by the cancelation of such shares with certain changes in the composition of the board of directors of Melco in May 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set off when required. As of December 31, 2016 and 2015, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2016 and 2015, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Buildings	7 to 40 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings were placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of $5,827 and an increase in net income of $5,827 for the year ended December 31, 2015.

(i)	Capitalized Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs associated with major development and construction projects are capitalized and included in the cost of the project. The capitalization of interest and amortization of deferred financing costs cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $57,756 and $59,150, of which $28,288 and $19,492 were capitalized during the years ended December 31, 2016 and 2015, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2016 and 2015.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Gaming Subconcession

The deemed cost of gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Macau, the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2016 and 2015, impairment loss of $3,245 and nil was recognized mainly due to reconfiguration and renovation at the Group’s operating properties and included in the consolidated statements of operations.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method.

(n)	Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use rights.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Land Use Rights - continued

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau and City of Dreams, in accordance with the relevant accounting standards, have been extended to April 2047 and May 2049, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $2,518 and an increase in net income of $2,420 for the year ended December 31, 2015.

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels, Taipa Square Casino and Studio City Casino. For the operations of one of its hotels, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel’s business; it is the principal and the transactions are therefore recognized on a gross basis. For the operations of Taipa Square Casino and Studio City Casino, given the Group operates the Taipa Square Casino and Studio City Casino under a right to use agreement and a Services Agreement as defined in Note 18, respectively, with the owners of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2016 and 2015 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2016	2015
Rooms	$18,896	$20,780
Food and beverage	43,328	47,289
Entertainment, retail and others	6,300	8,056

	$68,524	$76,125

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the estimated costs of providing those benefits, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue and other metrics in Macau. These gaming taxes are determined mainly from an assessment of the Group’s gaming revenue and are recognized as casino expense in the accompanying consolidated statements of operations. These taxes totaled $1,712,481 and $1,646,048 for the years ended December 31, 2016 and 2015, respectively.

(r)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2016 and 2015, the Group incurred pre-opening costs primarily in connection with the development of further expansion of City of Dreams. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(s)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $54,172 and $40,531 for the years ended December 31, 2016 and 2015, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca (“MOP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(u)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(v)	Accumulated Other Comprehensive Income

As of December 31, 2016 and 2015, the Group’s accumulated other comprehensive income consisted solely of foreign currency translation adjustment.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

(i)	In April 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to be presented as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance was effective as of January 1, 2016 and the Group adopted the new guidance on a retrospective basis. As a result, debt issuance costs of $75,327 related to the Group’s non-current portion of long-term debt (excluding revolving credit facility) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $558 related to the Group’s current portion of long-term debt (excluding revolving credit facility) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt insurance costs of $32,335 related to the Group’s revolving credit facility were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet as of December 31, 2015.

Recent Accounting Pronouncements Not Yet Adopted:

(ii)	In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. From March 2016 through May 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the goods and services furnished to guests without charge currently included in gross revenue and deducted as promotional allowances in the accompanying consolidated statements of operations will be presented on a net basis. The Group also anticipates a change in the manner of assigning value to accrued customer benefits related to the point-loyalty programs.

(iii)	In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

(iv)	In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the primary effect upon adoption of this guidance is an increase in assets and liabilities on the accompanying consolidated balance sheet.

(v)	In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

(vi)	In November 2016, the FASB issued an accounting standard update which amends and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance will impact the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows.

(vii)	In January 2017, the FASB issued an accounting standard update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscals years beginning after December 15, 2020, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The adoption of this guidance would only impact the Group’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2016	2015
Casino	$451,273	$440,276
Hotel	1,332	1,576
Other	5,551	7,037

Sub-total	458,156	448,889
Less: allowance for doubtful debts	(263,280)	(210,721)

	$194,876	$238,168

During the years ended December 31, 2016 and 2015, the Group has directly written off accounts receivable of $3,039 and $1,350, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2016	2015
At beginning of year	$210,721	$168,786
Additional allowance, net of recoveries	62,132	37,942
Reclassified (to) from long-term receivables, net	(9,573)	3,993

At end of year	$263,280	$210,721

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost
Buildings	$2,625,017	$2,442,756
Furniture, fixtures and equipment	504,582	530,878
Leasehold improvements	392,555	346,934
Plant and gaming machinery	137,254	176,232
Motor vehicles	11,834	13,057
Construction in progress	631,990	525,435

Sub-total	4,303,232	4,035,292
Less: accumulated depreciation and amortization	(1,727,055)	(1,631,533)

Property and equipment, net	$2,576,177	$2,403,759

As of December 31, 2016 and 2015, construction in progress in relation to City of Dreams included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $76,202 and $53,553, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $562 and $367 as of December 31, 2016 and $562 and $274 as of December 31, 2015, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET - continued

During the years ended December 31, 2016 and 2015, the Group transferred the future economic benefits of certain plant and equipment for the operation of the Studio City Casino, to Studio City Entertainment Limited (“Studio City Entertainment”), an affiliated company of the Group which is majority-owned by Melco, pursuant to the Services Agreement as defined in Note 18 (“Studio City Gaming Assets”). The legal ownerships of the Studio City Gaming Assets are retained by the Group. During the years ended December 31, 2016 and 2015, the future economic benefits of the Studio City Gaming Assets with aggregate carrying amounts of $11,150 and $67,162, were transferred to Studio City Entertainment at a total consideration of $11,150 and $74,902, respectively. The Company fully wrote down the carrying value of such Studio City Gaming Assets upon the transfer. In addition, a gain on transfer of the future economic benefits of the Studio City Gaming Assets $7,740, representing the cash received in excess of the Studio City Gaming Assets carrying value, was recognized during the year ended December 31, 2015 as additional paid-in capital.

During the years ended December 31, 2016 and 2015, the Group disposed certain of its plant and equipment with aggregate carrying amounts of nil and $35, to an affiliated company at a consideration of $139 and $216, respectively, and recognized a gain on disposal of plant and equipment of $139 and $181, respectively, as additional paid-in capital.

5.	GAMING SUBCONCESSION, NET

	December 31,
	2016	2015
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(586,680)	(529,443)

Gaming subconcession, net	$313,320	$370,557

The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2017 through 2021, and approximately $27,135 in 2022.

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs, a reporting unit, and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS - continued

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2016 and 2015.

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2016	2015
Entertainment production costs	$76,884	$77,284
Less: accumulated amortization	(51,744)	(43,888)

Entertainment production costs, net	25,140	33,396
Advance payments for construction costs	33,783	24,895
Deferred financing costs, net	25,180	32,335
Deposits and other assets	22,313	6,209
Long-term receivables, net	5,756	9,201

Long-term prepayments, deposits and other assets	$112,172	$106,036

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams.

Deferred financing costs, net represent unamortized debt issuance costs related to the Group’s revolving credit facility.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. During the year ended December 31, 2016, net amount of current accounts receivable of $6,128 and net amount of allowance for doubtful debts of $9,573, were reclassified to non-current. During the year ended December 31, 2015, net amount of long-term receivables of $5,111 and net amount of allowance for doubtful debts of $3,993, were reclassified to current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2016	2015
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578

	546,053	546,053
Less: accumulated amortization	(199,651)	(188,785)

Land use rights, net	$346,402	$357,268

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2016	2015
Outstanding gaming chips and tokens	$364,136	$158,286
Customer deposits and ticket sales	245,655	73,150
Staff cost accruals	157,218	86,927
Gaming tax accruals	142,680	149,426
Operating expense and other accruals and liabilities	82,789	69,626
Property and equipment payables	34,557	27,025
Construction costs payables	34,288	40,762
Interest expenses payable	18,867	19,318
Land use right payable	—	3,788

	$1,080,190	$628,308

10.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2016	2015
2015 Credit Facilities (net of unamortized deferred financing costs of $9,611 and $12,399, respectively)	$469,116	$488,886
2013 Senior Notes (net of unamortized deferred financing costs of $52,687 and $63,486, respectively)	947,313	936,514

	1,416,429	1,425,400
Current portion of long-term debt (net of unamortized deferred financing costs of $906 and $558, respectively)	(44,210)	(22,000)

	$1,372,219	$1,403,400

2015 Credit Facilities

On June 30, 2011, Melco Crown Macau (the “Borrower”) entered into a HK$9,362,160,000 (equivalent to $1,203,362) senior secured credit facilities (the “2011 Credit Facilities”), consisted of a term loan facility of HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) that was fully drawn during the year ended December 31, 2011 and a revolving credit facility of HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”) that was available until June 28, 2015, both of which were denominated in Hong Kong dollars. The borrowings under the 2011 Credit Facilities were used to refinance the Borrower’s prior senior secured credit facility. Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio as defined in the 2011 Credit Facilities. The Borrower was obligated to pay a commitment fee on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period until June 28, 2015 and recognized loan commitment fees on the 2011 Credit Facilities of $1,385 during the year ended December 31, 2015.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

On June 29, 2015, the Borrower amended and restated the 2011 Credit Facilities (the “2015 Credit Facilities”). The 2015 Credit Facilities, among other things: (i) increased the size of the then total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on exchange rate on transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group which included the Borrower and certain subsidiaries of the Company as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements. The Group recorded a $481 loss on extinguishment of debt and a $592 costs associated with debt modification, and capitalized $46,507 as deferred financing costs during the year ended December 31, 2015 in connection with the amendments. As of December 31, 2016, the 2015 Term Loan Facility had been fully drawn down with an outstanding amount of HK$3,724,500,000 (equivalent to $478,727), and the entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) remains available for future drawdown as of December 31, 2016.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancelation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities), and includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

The 2015 Credit Facilities contains certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for such financings. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2016, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees on the 2015 Credit Facilities of $4,800 and $3,100 during the years ended December 31, 2016 and 2015, respectively.

2013 Senior Notes

On February 7, 2013, the Company issued $1,000,000 in aggregate principal amount of 5% senior notes due 2021 (the “2013 Senior Notes”) and priced at 100%. The 2013 Senior Notes mature on February 15, 2021 and the interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013. The 2013 Senior Notes are general obligations of the Company, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company and effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of the Company (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors.

The Company had the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, the Company has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, the Company had the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, the Company also has the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2013 Senior Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by the Company and its restricted subsidiaries to companies or persons who are not the Company or members of the Company’s restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2016, there were no material net assets of the Company and its restricted subsidiaries restricted from being distributed under the terms of the 2013 Senior Notes as certain financial tests and conditions are satisfied.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

During the years ended December 31, 2016 and 2015, the Group’s average borrowing rates were approximately 3.85% and 4.06% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2016 are as follows:

Year ending December 31,
2017	$45,116
2018	45,116
2019	45,116
2020	45,116
2021	1,298,263

$1,478,727

11.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturities over three months and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2016 and 2015, which included the 2013 Senior Notes and the 2015 Credit Facilities, were approximately $1,481,938 and $1,417,375, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $1,478,727 and $1,501,285, respectively. Fair value was estimated using quoted market prices and was classified as level 1 in the fair value hierarchy for the 2013 Senior Notes. Fair value for the 2015 Credit Facilities approximated the carrying values as the instruments carried variable interest rates approximated the market rate and was classified as level 2 in the fair value hierarchy.

As of December 31, 2016 and 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

12.	CAPITAL STRUCTURE

As of December 31, 2016 and 2015, the Company had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share in each of those periods.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2016	2015
Income tax expense - current:
Macau Complementary Tax	$2,455	$22
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795

Sub-total	5,250	2,817

Over provision of income tax in prior years:
Macau Complementary Tax	(4)	(1)
Income tax benefit - deferred:
Macau Complementary Tax	(824)	(1,015)

Total income tax expense	$4,422	$1,801

A reconciliation of the income tax expense from income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2016	2015
Income before income tax	$372,610	$417,193
Macau Complementary Tax rate	12%	12%
Income tax expense at Macau Complementary Tax rate	44,713	50,063
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795
Over provision in prior years	(4)	(1)
Effect of income for which no income tax expense is payable	(4,349)	(3,163)
Effect of expenses for which no income tax benefit is receivable	3,527	1,312
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(53,655)	(64,437)
Change in valuation allowance	11,395	15,232

	$4,422	$1,801

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated. The Company’s remaining subsidiaries incorporated in Macau are subject to Macau Complementary Tax during the years ended December 31, 2016 and 2015.

Macau Complementary Tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2016 and 2015, if applicable.

Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations from 2007 to 2011, and 2012 to 2016 pursuant to the approval notices issued by the Macau Government in June 2007 and April 2011, respectively. Melco Crown Macau continues to benefit from this exemption for another five years from 2017 to 2021 pursuant to the approval notice issued by the Macau Government in September 2016. The non-gaming profits of Melco Crown Macau remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAXES - continued

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016 coinciding with the 5-year tax holiday mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. Melco Crown Macau has also applied for an additional 5-year extension for the tax concession arrangement. Such application is being reviewed by the Macau Government as of the date of this report.

The effective tax rates for the years ended December 31, 2016 and 2015 were 1.2% and 0.4%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of income for which no income tax expense is payable and the effect of lump sum in lieu of Macau Complementary Tax on dividend for the years ended December 31, 2016 and 2015.

The net deferred tax liabilities as of December 31, 2016 and 2015 consisted of the following:

	December 31,
	2016	2015
Deferred tax assets
Net operating loss carried forwards	$35,463	$44,997
Depreciation and amortization	20,059	15,561

Sub-total	55,522	60,558

Valuation allowances
Current	(14,500)	(17,308)
Long-term	(41,022)	(43,250)

Sub-total	(55,522)	(60,558)

Total deferred tax assets	—	—

Deferred tax liabilities
Land use rights	(12,004)	(12,395)
Intangible assets	(505)	(505)
Unrealized capital allowance	(1,676)	(2,109)

Total deferred tax liabilities	(14,185)	(15,009)

Deferred tax liabilities, net	$(14,185)	$(15,009)

As of December 31, 2016 and 2015, valuation allowances of $55,522 and $60,558 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2016, adjusted operating tax loss carry forwards, amounting to $120,832, $111,598 and $63,091 will expire in 2017, 2018 and 2019, respectively. Adjusted operating tax loss carried forward of $142,976 has expired during the year ended December 31, 2016.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAXES - continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2016 and 2015 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2016 and 2015, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitations expire in 5 years.

14.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2016 and 2015, the Group’s contributions into these plans were $12,896 and $14,739, respectively.

15.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2016 and 2015, the balance of the reserve amounted to $31,198 in each of those years.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indenture governing the senior notes and credit facility agreements, details of which are disclosed in Note 10 under each of the respective borrowings.

16.	DIVIDENDS

During the year ended December 31, 2016, the Sole Director of the Company declared dividends of $906,405.99 per share and recorded total of $1,089,500 as distribution against retained earnings.

During the year ended December 31, 2015, the Board of Directors of the Company declared a dividend of $124,792.01 per share and recorded $150,000 as a distribution against retained earnings.

In January 2017, the Sole Director of the Company declared a dividend of $470,715.81 per share.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2016, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling $310,753.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a Lessee

The Group leased Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancelable operating lease agreements that expire at various dates through June 2022. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2016 and 2015, the Group incurred rental expenses amounting to $16,217 and $21,200, respectively, which consisted of minimum rental expenses of $11,094 and $14,436 and contingent rental expenses of $5,123 and $6,764, respectively.

As of December 31, 2016, minimum lease payments under all non-cancelable leases were as follows:

Year ending December 31,
2017	$8,326
2018	8,116
2019	7,988
2020	7,862
2021	8,363
Over 2021	3,712

$44,367

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancelable operating and right to use agreements mainly for mall spaces in the site of City of Dreams with various retailers that expire at various dates through June 2024. Certain of the operating and right to use agreements include minimum base fees with escalated contingent fee clauses. During the years ended December 31, 2016 and 2015, the Group earned contingent fees of $13,537 and $11,410, respectively.

As of December 31, 2016, minimum future fees to be received under all non-cancelable operating and right to use agreements were as follows:

Year ending December 31,
2017	$1,731
2018	1,047
2019	525

$3,303

The total minimum future fees do not include the escalated contingent fee clauses.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to pay the Macau Government the following:

i)	A fixed annual premium of $3,744 (MOP30,000,000).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)	A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau Government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)	Melco Crown Macau must maintain a guarantee issued by a Macau bank in favor of the Macau Government in a maximum amount of $37,437 (MOP300,000,000) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee given by the bank to the Macau Government as disclosed in Note 17(c)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau and City of Dreams properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were $186 per annum. As of December 31, 2016, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,631.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, which was fully paid in January 2016. As of December 31, 2015, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,788. According to the revised land amendment, the government land use fees were $1,185 per annum during the development period of additional hotel at City of Dreams; and $1,235 per annum after the completion of the development. As of December 31, 2016, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $20,431.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Note 10, the Group has made the following significant guarantees as of December 31, 2016:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau Government under gaming subconcession to the consolidated financial statements.

(e)	Pledged Assets

Except as disclosed in Note 10, the Group has the following pledged assets as of December 31, 2016:

•	On January 28, 2013, Studio City Company Limited (“Studio City Company”), an affiliated company of the Group which is majority-owned by Melco entered into a HK$10,855,880,000 (equivalent to $1,395,357) senior secured credit facilities, as amended from to time (the “Studio City Project Facility”), consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility and a HK$775,420,000 (equivalent to $99,668) revolving credit facility, both of which were denominated in Hong Kong dollars to fund the Studio City project. On November 30, 2016 (December 1, 2016 Hong Kong time), Studio City Company amended and restated the Studio City Project Facility (the “2016 Studio City Credit Facilities”), which included, reduced the size of the then total available facilities to HK$234,000,000 (equivalent to $30,077), consists of a HK$1,000,000 (equivalent to $129) term loan facility and a HK$233,000,000 (equivalent to $29,948) revolving credit facility. Certain bank accounts of Melco Crown Macau related solely to the operations of the Studio City gaming area which were funded from the proceeds of the Studio City Project Facility were pledged as security for the Studio City Project Facility and related finance documents. Upon the amendment to the Studio City Project Facility to 2016 Studio City Credit Facilities on November 30, 2016, those bank accounts pledged under Studio City Project Facility and related finance documents were reclassified from restricted cash to cash and cash equivalents in the consolidated balance sheet. As of December 31, 2016, all bank accounts of Melco Crown Macau related solely to the operations of the Studio City gaming area are pledged under 2016 Studio City Credit Facilities and related finance documents.

•	On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”) and both priced at 100%. All bank accounts of Melco Crown Macau related solely to the operations of the Studio City gaming area are pledged as security for the 2016 Studio City Secured Notes and related finance documents.

(f)	Litigation

As of December 31, 2016, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2016	2015
Transactions with affiliated companies
Crown’s subsidiary	Consultancy and software license fee expense	$492	$583
	Purchase of property and equipment	—	786

Lisboa Holdings Limited (“Lisboa”)(1)	Office rental expense	1,377	1,597
Melco and its subsidiaries	Management fee recognized as expense	161,746	94,387
	Management fee capitalized in construction in progress	48	464
	Payment under Services Agreement(3)	151,597	21,427
	Transportation service fee expense	20,340	24,732
	Purchase of goods and services	71,861	8,024
	Management fee and other service fee income	190,061	144,528
	Rooms and food and beverage income	368	3,999
	Purchase of property and equipment	7,707	22,898
	Sale of property and equipment	940	3,505
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 4)	11,150	74,902
Melco International’s subsidiaries (other than Melco and its subsidiaries)	Purchase of property and equipment	—	2,851
	Other service fee income	754	637
Shun Tak Holdings Limited and its subsidiaries and associated company (collectively referred to as the “Shun Tak Group”)(1)	Traveling expense(2)	3,712	3,677
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	920	1,021
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(2)	151	227
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,093	1,093

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, has/have beneficial interests.
(2)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(3)	Payment to an affiliated company for services performed pursuant to a services agreement dated May 11, 2007, as amended on June 15, 2012, entered into between Melco Crown Macau and Studio City Entertainment and the related arrangement (“Services Agreement”), under which Melco Crown Macau operates the gaming area of Studio City.

Other Related Party Transaction

As at December 31, 2016 and 2015, an operating deposit of $12,500 was paid by Melco Crown Macau to a subsidiary of Melco for provision of transportation services and the amount was shown as prepaid expenses and other current assets in the consolidated balance sheets.

(a)	Compensation of Key Management Personnel

For the years ended December 31, 2016 and 2015, the remuneration of the Company’s directors was borne by Melco and the remuneration of certain key management personnel of the Group was paid and recharged by Melco and its subsidiaries through management fee.

(b)	Amounts Due From Affiliated Companies

	December 31,
	2016	2015
Melco’s subsidiaries	$239,774	$244,910
Melco International’s subsidiaries (other than Melco and its subsidiaries)	320	138
Crown	2	—
Shun Tak Group	1	1

	$240,097	$245,049

The outstanding balances due from affiliated companies as of December 31, 2016 and 2015 as mentioned above, mainly arising from operating income and fund received by affiliated companies on behalf of the Group, net off with operating expenses, are unsecured, non-interest bearing and repayable on demand.

(c)	Amounts Due To Affiliated Companies

	December 31,
	2016	2015
Melco and its subsidiaries	$54,250	$76,484
Crown’s subsidiary	803	606
Shun Tak Group	345	223
Sky Shuttle	238	87
STDM Group	32	59
SJM	29	35
Lisboa	12	26

	$55,709	$77,520

The outstanding balances due to affiliated companies as of December 31, 2016 and 2015 as mentioned above, mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Group, net off with operating income, are unsecured, non-interest bearing and repayable on demand.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

(d)	Advance To/From An Affiliated Company

As of December 31, 2016 and 2015, the outstanding balances of advance to an affiliated company, Melco, are $597,974 and $600,096, respectively. These amounts mainly related to funds advance for working capital purposes, net off with funds advance from Melco for construction of City of Dreams.

As of December 31, 2016, the outstanding balance of advance from an affiliated company, a subsidiary of Melco, is $1,946. The amount mainly related to funds advance for working capital purposes.

The outstanding balances of advance to/from an affiliated company as mentioned above, are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current assets in the consolidated balance sheets.

19.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Studio City Casino, which commenced operations on October 27, 2015 and Taipa Square Casino are included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2016	2015
Macau:
Mocha Clubs	$133,278	$143,333
Altira Macau	474,434	491,968
City of Dreams	3,151,866	3,173,047

Sub-total	3,759,578	3,808,348
Corporate and Others	2,033,401	2,307,069

Total consolidated assets	$5,792,979	$6,115,417

Capital Expenditures

	Year Ended December 31,
	2016	2015
Macau:
Mocha Clubs	$7,763	$6,446
Altira Macau	3,042	18,546
City of Dreams	359,028	325,356

Sub-total	369,833	350,348
Corporate and Others	11,877	65,005

Total capital expenditures	$381,710	$415,353

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	SEGMENT INFORMATION - continued

The Group’s segment information and reconciliation to net income is as follows:

	Year Ended December 31,
	2016	2015
NET REVENUES
Macau:
Mocha Clubs	$120,492	$136,218
Altira Macau	439,696	575,798
City of Dreams	2,619,838	2,816,584

Sub-total	3,180,026	3,528,600
Corporate and Others	891,882	240,701

Total net revenues	$4,071,908	$3,769,301

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$23,772	$29,253
Altira Macau	5,056	32,810
City of Dreams	738,409	789,568

Total adjusted property EBITDA	767,237	851,631

OPERATING COSTS AND EXPENSES
Pre-opening costs	(3,260)	(21,079)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(10,866)	(18,419)
Depreciation and amortization	(201,242)	(223,680)
Property charges and others	(4,074)	(1,174)
Corporate and Others expenses	(71,609)	(76,786)

Total operating costs and expenses	(348,288)	(398,375)

OPERATING INCOME	$418,949	$453,256

NON-OPERATING INCOME (EXPENSES)
Interest income	$3,393	$6,658
Interest expenses, net of capitalized interest	(29,468)	(39,658)
Amortization of deferred financing costs	(20,742)	(17,193)
Loan commitment fees	(4,800)	(4,485)
Foreign exchange gains (losses), net	3,273	(2,346)
Other income, net	2,005	22,034
Loss on extinguishment of debt	—	(481)
Costs associated with debt modification	—	(592)

Total non-operating expenses, net	(46,339)	(36,063)

INCOME BEFORE INCOME TAX	372,610	417,193
INCOME TAX EXPENSE	(4,422)	(1,801)

NET INCOME	$368,188	$415,392

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	SEGMENT INFORMATION - continued

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2016	2015
Macau	$3,322,034	$3,217,719

Total long-lived assets	$3,322,034	$3,217,719

20.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 28, 2017, the date the consolidated financial statements were available to be issued.